EXHIBIT 12

CHECKPOINT SYSTEMS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

(amounts in thousands)	2010	2009	2008	2007	2006
Interest expense(1)	$ 7,740	$ 8,349	$ 5,955	$ 2,534	$ 2,307
Interest factor in rental expense	5,634	6,128	5,021	5,102	4,898
(a) Fixed charges, as defined	13,374	14,477	10,976	7,636	7,205
Earnings (loss) from continuing operations before income taxes	37,022	35,985	(29,209)	70,576	41,975
Fixed charges	13,374	14,477	10,976	7,636	7,205
(b) Earnings (loss), as defined	$ 50,396	$ 50,462	$ (18,233)	$ 78,212	$ 49,180
(c) Ratio of earnings to fixed charges (b / a)	3.8x	3.5x	—	10.2x	6.8x

(1)	Includes amortization of finance costs.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. “Earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed Charges” consist of interest expense plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were sufficient to cover fixed charges for all years disclosed in the above table except for 2008. Earnings in 2008 were not sufficient to cover fixed charges by approximately $29 million.